Exhibit 99.2

Management’s Report on Financial Position and Operating Results

For the three and nine months ended September 30, 2020

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

During these challenging times, our team continues to work relentlessly to advance IMV’s novel class of immunotherapies and vaccines for patients who suffer from important diseases with high unmet medical needs.

In oncology, we recently provided new translational data on SPiReL, the investigator-led Phase 2 study of a DPX-Survivac combination with Merck’s Keytruda® (pembrolizumab) in patients with relapsed/refractory diffuse large B cell lymphoma (‘r/r DLBCL’). We are extremely happy to share our success in finding a potential predictive biomarker that is associated with a very high level of clinical efficacy in patients with r/r DLBCL. In this population, 6 out of 7 subjects demonstrated a partial response (PR) or complete response (CR), resulting in an Objective Response Rate (ORR) of 86% (3 CR and 3 PR). The PD-L1 biomarker is well recognized and already approved for multiple cancer indications and this finding brings us closer to an accelerated path to market for DPX-Survivac in this high unmet medical need patient population.

We believe our approach provides superior advantages with respect to efficacy, toxicity profile, cost and ease of patient care, potentially making immunotherapy more broadly accessible in r/r DLBCL. It could also address the unmet medical need of patients who have failed or are ineligible for CAR-T treatments.

With respect to other clinical programs in oncology, we are looking forward to providing top line data from our Phase 2 monotherapy in late stage recurrent ovarian cancer in early December, which we believe could also offer a promising immunotherapy option for women afflicted by this difficult to treat cancer. We believe these results combined with observed long duration of responses and a favorable safety profile open the path for our T cell therapy to be amongst the first approved immunotherapies for the treatment of this disease. In the first quarter of 2021, the Company also expects to provide an update on our ongoing basket trial evaluating the activity of our T cell therapy in combination with Keytruda® across five cohorts of patients with solid tumors.

While oncology remains our focus, we are also selectively pursuing other opportunities with partners to leverage our DPX technology for other serious diseases including COVID-19. We are planning to initiate a Phase 1/ 2 study before the end of the year and have so far secured more than $10 million non-dilutive funding to support development. Finally, we also entered a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19; expanding capacity to produce several hundred million doses.

We expanded the board and strengthened the management team with the addition to the board of directors of Michael P. Bailey, President and Chief Executive Officer at AVEO Oncology, and the appointment of Andrew Hall as Chief Business Officer. Andrew was previously Executive Director, Business Development and Global Alliances at Celgene.

Finally, we ended the quarter with the strongest financial position in IMV’s history with cash and cash equivalents of CDN$54.7 million. We are grateful for the support and dedication of our employees as well as the ongoing support of our partners and shareholders. We appreciate your commitment to our success as together, we look forward to further unlocking IMV’s great potential.

Frederic Ors
Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the unaudited interim condensed consolidated results of operations, financial condition, and cash flows for the three and nine months ended September 30, 2020 (“Q3 2020”), with information compared to the three and nine months ended September 30, 2019 (“Q3 2019”), for IMV Inc. (“IMV” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited consolidated financial statements and related notes for the years ended December 31, 2019 and December 31, 2018.

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 11, 2020, the date when the Board of Directors approved the Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for per share data. Unless specified otherwise, all amounts are presented in Canadian dollars.

Additional information regarding the business of the Corporation, including the Annual Information Form of the Corporation for the year ended December 31, 2019 (the “AIF”) and included in the Corporation’s registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

  the Corporation’s business strategy;

  statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

  potential sources of funding;

  the Corporation’s ability to obtain necessary funding on favorable terms or at all;

  the Corporation’s expected expenditures and accumulated deficit level;

  the Corporation’s ability to obtain necessary regulatory approvals;

  the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

  the Corporation’s progress in developing a vaccine candidate against COVID-19 based on the Corporation’s proprietary drug delivery platform;

  the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

  the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

  the potential impact of partnerships on the Corporation’s manufacturing capabilities;

  the Corporation’s plans for the research and development of certain product candidates;

  the Corporation’s strategy for protecting its intellectual property;

  the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

  the Corporation’s ability to obtain licences on commercially reasonable terms;

  the Corporation’s plans for generating revenue;

  the Corporation’s plans for future clinical trials; and

  the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the AIF, under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

  positive results of preclinical assays, studies and clinical trials;

  the Corporation’s ability to successfully develop existing and new products;

  the Corporation’s ability to hire and retain skilled staff;

  the products and technology offered by the Corporation’s competitors;

  general business and economic conditions, including as a result of the pandemic outbreak of COVID-19;

  the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;

  the Corporation’s ability to protect its intellectual property;

  the coverage and applicability of the Corporation’s intellectual property rights to any of its products;

  the Corporation’s ability to manufacture its products and to meet demand;

  the general regulatory environment in which the Corporation operates;

  the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its products; and

  obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic occurring in the first nine months of 2020 and the ongoing and developing resulting indirect global and regional economic impacts. The Corporation is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the spread of COVID-19 and global measures to contain it will have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

The information contained herein is dated as of November 11, 2020, the date of the Board’s approval of the Q3 2020 unaudited interim condensed consolidated financial statements and of the MD&A. For additional information on risks, uncertainties, and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the AIF of IMV filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

CORPORATE OVERVIEW

IMV is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer, infectious and other serious diseases. IMV is pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases based on a proprietary and patented drug delivery platform (“DPX”). The DPX platform’s mechanism of action (‘‘MOA’’) enables the programming of immune cells in vivo, which are aimed at generating powerful and target-specific therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-therapy that combines the utility of the DPX platform with a cancer target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in recurrent/refractory diffuse large B cell lymphoma (“DLBCL”) and other indications across multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine candidate to fight against COVID-19.

DPX-Survivac is currently being tested in:

  A phase 2 clinical trial that evaluates DPX-Survivac in an open label safety and efficacy study in ovarian cancer patients with advanced platinum-sensitive and resistant ovarian cancer;

  Two investigator-sponsored phase 2 clinical trials in combination with the checkpoint inhibitor Keytruda® (pembrolizumab) of Merck & Co Inc. (“Merck”) in patients with recurrent, platinum-resistant and sensitive ovarian cancer and in patients with recurrent/refractory DLBCL; and

  A phase 2 basket trial in combination with Merck’s Keytruda® (pembrolizumab) in patients with select advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian, or non-small-cell lung (“NSCLC”) cancers, as well as tumors shown to be positive for the microsatellite instability high (“MSI-H”) biomarker.

In infectious disease indications, DPX-COVID-19 is IMV’s vaccine candidate against the novel strain of coronavirus that is responsible for the current pandemic. It is a DPX-based formulation of multiple peptides of the SARS-CoV-2 that generated early and strong immune responses in preclinical assays in animal models. A Phase 1/2 trial is expected to be initiated before the end of 2020 after the completion of the preclinical safety, GLP toxicology and challenge studies that are required to advance into Phase 1/2 studies.

The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

BUSINESS MODEL AND STRATEGY

IMV is dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. The Corporation’s lead product candidate, DPX-Survivac, has demonstrated the ability to induce prolonged T cell activation leading to tumor regressions in advanced ovarian cancer and DLBCL. The Corporation is also developing a DPX-based vaccine candidate against COVID-19.

Foremost, the Corporation’s clinical strategy is to target late-stage unmet medical needs for a shorter path to clinical demonstration and first regulatory approval. In addition, the Corporation is evaluating combination with Merck’s Keytruda® checkpoint inhibitor in multiple solid and hematologic tumor indications.

In collaboration with commercial and academic partners, the Corporation is also expanding the application of DPX as a delivery platform for other applications. Pre-clinical and clinical studies have indicated to date that the Corporation’s delivery platform may allow for the development of enhanced targeted therapies for a wide range of infectious diseases by generating a stronger and more durable immune response than with existing delivery methods.

The Corporation intends to be opportunistic in the development of products by exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. The Corporation may seek additional equity and non-dilutive funding and partnerships to advance the development of its product candidates.

PLATFORM AND PRODUCTS IN DEVELOPMENT

Delivery Platform

The DPX platform is a unique and patented technology discovered by the Corporation that provides a new way to deliver active ingredients to the immune system using a novel MOA. This MOA does not release the active ingredients at the site of injection but forces an active uptake by immune cells (antigen-presenting cells) and delivery of active ingredients into lymph nodes, inducing a targeted, robust and sustained immune response. IMV is exploiting this unique MOA to pioneer a new class of cancer immunotherapies and vaccines that will represent a paradigm shift from current approaches. The Corporation believes that the novel MOA of DPX makes the platform uniquely suitable for cancer immunotherapies and vaccines against infectious diseases, such as COVID-19.

DPX-based products are based on active ingredients formulated in lipid nanoparticles and, after freeze drying, suspended directly into a lipidic formulation. DPX-based products are stored in a dry format, which provides the added benefit of an extended shelf life. The formulation is designed to be easy to re-suspend and administer to patients.

DPX also has multiple manufacturing advantages: it is fully synthetic; can accommodate hydrophilic and hydrophobic compounds; is amenable to a wide-range of applications (for example, peptides, small-molecules, RNA/DNA, or antibodies); and provides long term stability as well as low cost of goods.

The DPX platform forms the basis of all IMV’s product development programs.

DPX-Survivac

Product Candidate Overview

Figure 1: Examples of % of patients with survivin expression in different indications

The Corporation’s first cancer immunotherapy candidate, DPX-Survivac, which combines the advantages of the DPX platform and the cancer antigen survivin, is the lead candidate of IMV’s new class of immunotherapies that generate cancer-targeted T cells in vivo. The protein survivin is found in a broad range of solid and hematologic cancers. Survivin plays a critical role in tumor biology as it is associated with tumor resistance to apoptosis, cell differentiation, proliferation, invasion and metastasis. The Corporation believes DPX-Survivac’s ability to deliver a sustained flow of T cells that target survivin expressed on cancer cells can lead to clinically effective anti-tumor therapies. DPX-Survivac is composed of survivin-based peptides licensed from Merck KGaA, on a worldwide exclusive basis. It is comprised of five minimal major histocompatibility complex (“MHC”) class I peptides to activate naïve T cells against survivin.

DPX-Survivac has demonstrated to date, a robust and sustained, survivin-specific immune response with infiltration of T cells into tumors post-treatment which was associated with prolonged duration of clinical benefits up to more than three years in certain cases. DPX-Survivac showed a well-tolerated safety profile with no related immune or serious systemic adverse events reported. Compared to traditional immuno-oncology therapies, which require intravenous infusions and more extensive safety monitoring, DPX-Survivac may lessen the burden on patients’ quality of life.

In clinical trials exploring the activity of DPX-Survivac, an intermittent low dose oral regimen of cyclophosphamide (“CPA”) is used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity.

Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as DPX-Survivac, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In Phase 1 clinical studies, IMV demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of survivin-specific T cells generated by DPX-Survivac (Weir et Al, AACR, 2016).

CLINICAL PIPELINE

Product (target)	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Sponsor	Partner
immunotherapies	DPX-Survivac/CPA (Survivin)	Ovarian					IMV	
		DLBCL Combination with Keytruda®					Sunnybrook Research Institute	MERCK
	Basket Trial	Lung (NSCLC) Combination with Keytruda®					IMV	MERCK
	Basket Trial	Bladder Combination with Keytruda®					IMV	MERCK
	Basket Trial	MSI-H Combination with Keytruda®					IMV	MERCK
	Basket Trial	Liver (HCC) Combination with Keytruda®					IMV	MERCK
	Basket Trial	Ovarian Combination with Keytruda®					IMV	MERCK
	DPX-SurMAGE/CPA (Survivin + MAGE A9)	Bladder					IMV	CHU de Québec Université Laval
	DPX-BRAF/CPA (BRAF)	Melanoma					IMV	THE WISTAR INSTITUTE
vaccines	DPX-RSV (SheA)	Respiratory Syncytial Virus (RSV)					IMV	CIRN
	DPX-COVID-19 (Spike)	COVID-19					IMV	CIRN

IMMUNO-ONCOLOGY

DPX-Survivac is being tested in 6 different cancer indications through multiple phase 2 clinical trials.

DPX- Survivac – Ongoing Clinical Trials

COVID-19 Impact on Clinical Program

The COVID-19 pandemic crisis is still impacting ongoing trial activities across the industry due to the pressure placed on the healthcare system as well as governmental and institutional restrictions. IMV’s clinical team is working closely with each clinical site and our contract research organizations (“CROs”) on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the U.S. Food and Drug Administration (“FDA”) guidance issued for the COVID-19 pandemic: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards". Additionally, the team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that some clinical sites have paused or slowed enrollment in clinical trials, while other sites, less impacted, are continuing activities as planned. The overall enrollment rate may decrease, but clinical activities are continuing. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples is not impacted to date, and IMV is working with the vendors to ensure continuity of activities. Drug supply is not expected to be impacted at this time. As added precaution, IMV has developed contingency plans to ensure proper supply of drugs to all clinical sites in the event of future transportation or other constraints.

Ovarian – DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer

The DeCidE1 phase 2 study is a multi-center, randomized, open-label study to evaluate the safety and effectiveness of DPX-Survivac with intermittent low dose CPA. This phase 2 arm enrolled 22 patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer. Patients received 2 subcutaneous injections of DPX-Survivac 3 weeks apart and every eight weeks thereafter, and intermittent low dose CPA 50 mg BID one week on and one week off for up to 1 year. Paired tumor biopsies were performed prior to treatment and on treatment.

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary endpoints include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker analyses.

On May 29, 2020, Dr. Oliver Dorigo, MD, Ph.D. presented clinical translational and updated clinical response data from DeCidE1 supporting the mechanism of action of IMV’s lead compound, DPX-Survivac, in a poster session (Abstract Number: 6075) at the ASCO20 Virtual Scientific Program. As of data cut-off date of May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received >3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of DPX-Survivac/CPA are outlined below:

  5/19 patients (26%) achieved a PR with tumor regression >30% on target lesions;

  15/19 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions;

    Tumor shrinkage of target lesions was observed in 10 patients (53%).

  Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site;

  Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%);

    5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD; and

    The two patients with SD are about to reach the 1-year mark.

Translational analyses on longitudinally collected peripheral blood mononuclear cell (PBMC) and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting DPX-Survivac’s unique mechanism of action. Key translational findings are outlined below:

  Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients; and

  Treatment induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCR² repertoires in five subjects who achieved stable disease.

On February 4, 2020, the Corporation presented clinical translational data supporting the mechanism of action of its lead compound, DPX-Survivac, during the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium. The Corporation measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating DPX-Survivac/CPA alone or in a combination regimen in patients with platinum-sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

    DPX-Survivac generates robust, functional, targeted, and sustained survivin-specific T cell response in ovarian cancer subjects in the maintenance setting as well as with recurrent disease.

    DPX-Survivac induced activation of cytolytic T cell pathway is correlated with clinical response highlighting its unique mechanism of action.

    Enhanced number of unique survivin-specific T cell clones are detected in on-treatment tumor samples and the T cell infiltration on-treatment correlated with clinical responses.

    DPX-Survivac mechanism of action has been confirmed across multiple clinical trials and has shown to provide clinical benefit and long-term clinical response in some subjects with advanced recurrent ovarian cancer.

IMV plans to take the final results expected in the first quarter of 2021 to the FDA for a Type B meeting, to align on the design of a Phase 2b study with potential to support registration under accelerated approval in this indication.

In December 2018, IMV met with the FDA in a Type B meeting to discuss the results to date of its DeCidE1 clinical trial and continuing development plan, as well as to obtain agency guidance on a potential accelerated regulatory pathway for DPX-Survivac as a T cell immunotherapy for the treatment of advanced ovarian cancer in patients with progressing disease. The FDA reviewed the Corporation’s proposed clinical development plan and acknowledged the potential for accelerated approval in advanced ovarian cancer based on objective response rate (“ORR”) according to RECIST 1.1 criteria with reported median duration of response (“DOR”). In addition, the FDA provided important guidance on clinical design considerations for different lines of therapy and platinum-sensitive and resistant patient populations.

Figure 2: Examples of previous US FDA accelerated approvals in ovarian cancer (source: FDA website)

The Corporation believes that there is still an urgent medical need in advanced recurrent ovarian cancer (Sources: 1. NCCN

Guidelines Ovarian Cancer V2.2018; SEER Ovarian Cancer; JCO, vol 33; 32 Nov 2015, Gyn Onc 133(2014) 624-631):

  Nearly 70% of ovarian cancers are diagnosed in advanced stage;

  The overall 5-year survival rate is 46.5%, and only 29% for advanced disease;

  Most patients develop advanced, platinum-resistant, poor prognosis disease; and

  Limited options exist with current single-agents at 6-30% response rates and median progression free survival (“mPFS”) of 2.1 - 4.2 months.

The Corporation believes that it has the potential to be “best-in-class” immunotherapy in the competitive landscape of recurrent, advanced ovarian cancer as other immunotherapeutic treatments tested in this patient population (Merck’s Keytruda® and Pfizer/Merck KGaA’s Bavencio®) are unlikely to proceed into registration trials based on the recently published updates:

  In an article published May 20, 2020 in the Journal of Clinical Oncology®, an American Society of Clinical Oncology Journal, it was reported that Merck’s Keytruda® showed only modest clinical activity in patients with recurrent advanced ovarian cancer after a median follow-up of 16.9 months in an interim analysis of the KEYNOTE-100 trial (NCT02674061).

  In an article published March 21, 2019 in Pharmaphorum, it was reported that Pfizer/Merck KGaA’s check point inhibitor, Bavencio®, was unable to demonstrate improved progression-free survival in the phase 3 JAVELIN Ovarian PARP 100 study. This phase 3 study was abandoned shortly thereafter.

The Corporation’s clinical strategy with this trial is to establish the targeted T cell activity of its lead compound in order to increase value and de-risk clinical development, and to target late-stage unmet medical needs for a shorter path to clinical demonstration of activity and first regulatory approval.

During the nine months ended September 30, 2020, the Corporation has spent $1 million on this phase 2 clinical study, which is $225,000 higher than forecasted due to increased data analysis and certain patients staying on study for extended dosing. The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, an additional $250,000 is expected to be spent on this study in 2020.

Combinations with Merck’s Keytruda® (pembrolizumab)

Phase 2 clinical trial in DLBCL – SPiReL Phase 2 (investigator-sponsored)

This phase 2 study is a combination trial with Merck’s Keytruda® (pembrolizumab) in patients with measurable or recurrent DLBCL led by Dr, Neil Berinstein, MD, FRCP(C), ABIM, hematologist-oncologist at the Odette Cancer Centre at Sunnybrook Health Sciences Centre (investigator-sponsored). This investigator sponsored trial, announced initially in May 2017, is designed to evaluate the safety and efficacy of DPX-Survivac, Merck’s Keytruda® (pembrolizumab), and intermittent low-dose CPA. IMV has provided an update on this trial at the American Society of Hematology Annual meeting held on December 6-10, 2019.

The primary objective of this study is to document a response rate to this treatment combination using modified Chesoni criteria of at least 24% (6/25). Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis.

i Cheson, B.D., Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J. and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403.

CR: Nodal disease less than 1.5 cm, absence of extranodal disease, no new lesions and normal bone marrow (BM); PR: ≥50% decrease in the sum of the product of the diameters (SPD), no new lesion;

PD: Longest diameter of node Ã 1.5 cm and ≥50% increase from Product of Perpendicular Diameter and increase in longest or smallest diameter from nadir (lowest value), unequivocal progression of non-target, new lesions or BM involvement.

As of May 15, 2020, the Corporation has reported that the study has met its primary efficacy endpoint with 64% (7/11) of evaluable patients demonstrating a clinical response so far. The study remains ongoing and the top line data are expected to be presented at a conference later in 2020. As of October 30, 2020, 24 subjects have been enrolled across six different clinical sites in Canada.

Researchers conducting the investigator sponsored study are testing the novel immunotherapy combination in patients whose DLBCL expresses survivin. DPX Survivac stimulates the immune system to produce T cell responses targeting survivin.

On November 9, 2020, IMV announced that the Corporation’s T cell therapy demonstrates an 86% Objective Response Rate (“ORR”) in combination with Merck’s Keytruda® (pembrolizumab) in patients with Program Death Ligand 1 (“PD-L1”) positive relapsed /refractory diffuse large B-cell lymphoma (“r/r DLBCL”).

All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced Progressive Disease (“PD”) (n=9) or a Stable Disease (“SD”) (n=2).

The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

As of the data cut-off date for the presentation at the Society for Immunotherapy of Cancer's Annual Conference (“SITC”), 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

  6/7 subjects demonstrated a partial response (“PR”) or complete response (“CR”), resulting in an ORR of 86% (3 CR and 3 PR); and

  Observed 100% Disease Control Rate (DCR) defined SD, PR or CR.

The PD-L1 pathway regulates T-cell responses allowing tumors to escape the immune system. PD-L1 expression has been extensively studied in relation to the prognosis of various cancers and is approved in multiple tumor types as a predictive biomarker for treatment with checkpoint inhibitors targeting the PD-1/PD-L1 pathway. In DLBCL, PD-L1 has been shown to be expressed in 26% to 75% of patients and is generally thought to be associated with a poor prognosis and shorter survival.

Checkpoint inhibitors such as Keytruda® and Opdivo® are not approved in DLBCL and have demonstrated limited activity including in PD-L1 positive patients.

On December 8, 2019, IMV provided updated data on this study. Seven of the nine evaluable patients demonstrated clinical benefit, including three complete responses and two partial responses.

Updated SPiReL data highlights:

At the time of data cut-off for this analysis, efficacy data based on modified Cheson criteria was available from nine evaluable patients:

  7/9 (77.8%) evaluable subjects exhibited clinical benefit, including three (33.3%) complete responses and two (22.2%) partial responses;

  Reproducible survivin-specific T cell responses observed in all subjects that achieved clinical responses on treatment;

  One subject, who received three prior lines of systemic therapies and failed autologous stem cell transplant, reached a complete response at the first on-study scan following treatment with the DPX-Survivac combination regimen and remains free of disease recurrence after completing the study; and

  Clinical benefits and favorable toxicity profile observed in a heterogenous population of r/r DLBCL patients, including patients of advanced age and/or with comorbidities, who are more susceptible to adverse effects and more difficult to treat.

The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the cost to complete this study is currently estimated at $600,000, which is expected to be spent in 2020.

Phase 2 basket trial in 5 solid tumor indications

In September 2018, the Corporation announced the expansion of its clinical program with a phase 2 basket trial in collaboration with Merck evaluating its lead candidate, DPX-Survivac, with CPA, and Merck’s KEYTRUDA® (pembrolizumab), in patients with select advanced or recurrent solid tumors.

The open-label, multicenter, phase 2 basket study will evaluate the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker. Investigators plan to enroll up to 184 patients across five indications in 20 medical centers in Canada and the United States.

The ASCO defines a basket clinical study as a trial that investigates the effects of a drug regimen in multiple tumor types that share a common molecular target, regardless of where the disease originated.

This is the third clinical trial evaluating the combination of DPX-Survivac with CPA and KEYTRUDA® (pembrolizumab) in advanced recurrent cancers.

Preliminary Results from the Phase 2 Basket Trial

On September 30, 2019, IMV presented preliminary results from its ongoing phase 2 basket trial, during the Immunotherapy of Cancer poster session at the European Society for Medical Oncology (ESMO) 2019 Congress in Barcelona, Spain.

At the time of cut-off, 23 patients were enrolled across all five patient cohorts. This includes 19 patients across all cohorts who received DPX-Survivac in combination with pembrolizumab with CPA, and four patients from the ovarian cancer cohort receiving DPX-Survivac with only pembrolizumab:

  Preliminary results from the first on-study scan showed tumor reduction in patients with ovarian cancer (with and without CPA), NSCLC and bladder cancer;

  Partial responses observed at first scan in two subjects (bladder cancer, ovarian cancer); 19/23 subjects are still active on study treatment;

  T cell infiltration observed in biopsy samples from subjects who achieved tumor reduction on treatment;

  Eight ovarian cancer patients were enrolled in the study, randomized 1:1 to treatment with and without CPA. Tumor control and tumor reductions were observed in both groups; and

  Safety evaluation on all evaluable patients demonstrated that treatment was well-tolerated, with no related Grade 3-4 or immune-related adverse events (AEs) reported.

As at October 30, 2020, 19 clinical sites were open, and 106 patients had been enrolled across the five indications. Given the ongoing COVID-19 pandemic, the pressure placed on the healthcare system, as well as governmental and institutional restrictions, the enrollment in this trial as well as the collection and analysis of data has been slowed down.

IMV is uncertain of when it will be able to report results from this trial but is now expecting to disclose interim data in the first quarter of 2021 when a more mature dataset will be available. During the nine months ended September 30, 2020, the Corporation has spent $5.5 million on the phase 2 basket trial, which is $1.5 million higher than forecasted due to a spike in enrollment and additional clinical sites opened in early 2020. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, $22,400,000 is currently estimated to be spent for stage 1 for this trial, of which a total of $7.5 million is estimated to be spent in 2020.

Phase 2 clinical trial in ovarian cancer (investigator-sponsored)

In February 2017, the Corporation announced an investigator-sponsored phase 2 clinical trial in ovarian cancer in combination with Merck’s checkpoint inhibitor pembrolizumab in patients with recurrent, platinum-resistant ovarian cancer. University Health Network’s (“UHN”) Princess Margaret Cancer Centre conducts the phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of pembrolizumab, DPX-Survivac, and intermittent low-dose CPA. It is expected to enroll 42 subjects with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. At this stage, the Corporation has no specific plan on the next steps after this trial as it will have to be assessed with its partner based on the clinical trial results.

As of October 30, 2020, 18 patients were enrolled in the trial and the Corporation will disclose final results once provided by the UHN Princess Margaret Cancer Centre. The Corporation currently anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, its share of the costs to complete this study are milestone-based and are estimated at $200,000, of which $100,000 is expected to spent in 2020.

DPX-SurMAGE

In March 2019, IMV announced that CQDM, a Canadian bioresearch consortium, had awarded a grant for a collaboration among IMV Inc., Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration will receive a grant of up to $1.2 million from the CQDM and $300,000 from the FCHUQc over three years, to develop a novel dual target T cell therapy for an initial clinical application in bladder cancer. IMV currently expects to contribute $2.8 million over the next three years towards this project of which $1.6 million has been contributed in 2019 and $700,000 has been contributed to date in 2020. The Corporation expects to spend an additional $300,000 toward the project during the remainder of 2020.

The work will target immunogenic peptides from the MAGE protein family member A9 (MAGE-A9). This protein is frequently expressed in various human cancers including bladder, lung and kidney. These peptides will be combined with selected immunogenic peptides from the survivin protein composing the DPX-Survivac T cell drug candidate.

The researchers believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells can be used to program T cells to destroy tumors and may represent ideal targets for anti-cancer T cell immunotherapies. The collaborators will combine these peptides with IMV’s proprietary DPX technology to develop a first-in-class dual target T cell therapy (DPX-SurMAGE).

Researchers are aiming to test the candidate in two clinical studies in patients with:

  Muscle invasive bladder cancer combined with an anti-PD-1 and intermittent low dose CPA prior to cystectomy; and

  Recurrent non-muscle invasive bladder cancer combined with intermittent low dose CPA prior to transurethral resection.

This collaboration is expected to span at least a three-year period and as part of the collaboration agreement, IMV holds an exclusive option to in-license intellectual property related to this collaboration.

Given the ongoing COVID-19 pandemic, the pressure placed on the healthcare system, as well as governmental and institutional restrictions, and the fact that IMV had not initiated its phase 1 trial of DPX-SurMAGE prior to the pandemic, IMV is uncertain of when it will initiate this trial. The Corporation intends to provide an update when more information is available. In the meantime, pre-clinical work has been completed on DPX-SurMAGE.

Orphan Drug Status and Fast Track Designation

The Corporation announced, in November 2016, that the European Medicines Agency (EMA) had granted orphan drug designation status to IMV’s DPX-Survivac in ovarian cancer. In July 2015, the FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

IMV had previously received FDA fast track designation for DPX-Survivac. The designation is intended for patients with no measurable disease after their initial surgery and chemotherapy.

Other Programs

Oncology

DPX-NEO

On January 17, 2019, treatment of the first patient occurred in the phase 1 trial evaluating neoepitopes formulated in the Corporation’s proprietary DPX delivery platform in patients with ovarian cancer. The study is part of the Corporation’s DPX-NEO program, which is a continuing collaboration between UConn Health and IMV to develop neoepitope-based anti-cancer therapies.

Investigators will assess the safety and efficacy of using patient-specific neoepitopes discovered at UConn Health and formulated in IMV’s proprietary DPX-based delivery technology in women with ovarian cancer. Investigators plan to enroll up to 15 patients in the phase 1 study. UConn Health is financing the trial with IMV providing materials and advice.

The Corporation expects to disclose results only when those are made available by UConn Health.

DPX-E7

Dana-Farber led the DPX -E7 study through a $1.5 million research grant from Stand Up To Cancer and the Farrah Fawcett Foundation to clinically evaluate collaborative translational research that addresses critical problems in HPV-related cancers. The Dana-Farber study was a single center, open label, non-randomized clinical trial that investigated the safety and clinical efficacy in a total of 44 treated participants. Its primary objectives were to evaluate changes in CD8+ T cells in peripheral blood and tumor tissue, and to evaluate the safety in HLA-A2 positive patients with incurable HPV-related head and neck, cervical, or anal cancers. Between the start of the trial in December 2016 and the termination of the study in February 2020, 76 patients were pre-consented, of which, 11 patients were treated with DPX-E7. IMV and Dana-Farber are planning to meet in the first quarter of 2021 to discuss the outcome of the trial and next steps. The expected timing of this meeting was delayed by one quarter due to COVID-19.

The Corporation expects to disclose results only when those are made available by Dana-Farber.

Other Applications

A component of the Corporation’s business strategy is partnering the DPX platform for infectious and other disease applications. The DPX platform has the potential to generate a rapid and robust immune response, often in a single dose. The unique single-dose capability could prove to be beneficial in targeting difficult infectious and other disease candidates.

DPX-COVID-19

In March 2020, IMV announced plans to develop a DPX-based vaccine candidate for COVID-19 in collaboration with experts in the field. A Phase 1/2 trial is expected to be initiated before the end of 2020 after the completion of the preclinical safety, GLP toxicology and challenge studies that are required to advance into Phase 1/2 studies.

The ongoing pandemic outbreak of COVID-19 and its alarmingly quick transmission to over 125 countries across the world resulted in the World Health Organization (“WHO”) declaring a pandemic on March 11, 2020.

The outbreak is caused by a novel coronavirus, the Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-CoV-2”). There is an urgent need to develop vaccines to control its spread and help protect vulnerable populations. However, a potential bottleneck with current conventional vaccine approaches is the length of time required for vaccine development. The Corporation believes IMV’s DPX delivery technology offers the possibility of a fully synthetic epitope-based approach with the potential for accelerated development and rapid, large-scale production of a vaccine that would be compliant with current good manufacturing practice (“cGMP”).

IMV believes that it has already demonstrated in multiple clinical trials in oncology and infectious diseases the potential of its technology for the induction of robust and sustained B and T cells. The Corporation believes there is an opportunity to pursue a COVID-19 development program to establish the clinical safety and immunogenicity using a similar approach for COVID-19.

The Corporation is developing its vaccine candidate DPX-COVID-19 in collaboration with lead investigators for the phase 1/2 clinical study: Joanne Langley, M.D. and Scott Halperin, M.D., of CCfV at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority and CIRN; along with Dr. Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City and GUARD in Canada. The investigators are assisting with preclinical and clinical evaluation and with further development strategy in collaboration with the Canadian government and others.

Since IMV announced its plans on March 18, 2020 to develop a DPX-based vaccine for COVID-19 in collaboration with well-respected experts, the Corporation has made significant progress:

  Predicted and identified several hundred epitopes of SARS-CoV-2 based on virus sequences and immunoinformatics of which 23 were selected for validation in preclinical studies based on their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2;

  All 23 peptide epitopes formulated with the DPX platform were evaluated in preclinical animal models. The majority of peptides generated high targeted antibody responses after the 1st and 2nd dose, without an adjuvant;

  Selected optimal combination of four complimentary peptide antigens formulated within the DPX platform to form IMV’s vaccine candidate: DPX-COVID-19. These peptides were selected for their high immunogenicity and the ability to bind non-overlapping areas on the virus spike and impact its infective function in pre-clinical studies.
  Importantly, the selected targets are located outside of the 614 mutation which, according to recent research, has been demonstrated to increase the virus’ ability to infect cells in vitro and suggested to potentially reduce vaccine-induced immunity. Areas on the virus spike identified as potentially responsible for vaccine-enhanced disease have been excluded from our target selection to minimize safety risk;

  Confirmatory preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;

  Reached agreement with Health Canada on a phase 1/2 clinical study design including older patients of > 56 years;

  Completed cGMP formulation and manufacturing process development and production of clinical lots for planned clinical trials;

  Entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX- COVID-19. This collaboration has the potential to bring two additional production sites in India and Europe with capacity to produce several hundred million doses of DPX-COVID-19; and

  Secured approximately $10 million in funding from various Canadian governmental sources to support the development of DPX-COVID-19. The current funding secured and further potential funding are milestone-based and dependent on the achievement of certain objectives.

Through the Corporation’s other clinical studies, the Corporation believes its DPX technology has demonstrated a favorable safety profile and immunogenicity in both cancer and infectious disease settings, with sustained effect and potential for single-dose effectiveness as a prophylactic vaccine. Over 350 patients have been dosed with DPX-based immunotherapies and data from these studies suggest treatment is well-tolerated, including in heavily pre-treated cancer patients with advanced-stage disease. The Corporation has also applied this technology for the prevention of RSV, the second-leading cause of respiratory illness in infants, the elderly and the immunosuppressed. The Corporation reported its Phase 1 data from its clinical candidate, DPX-RSV, which demonstrated a favorable safety profile and immunogenicity in older adults (age 50-64), as well as preclinical data from research-stage candidates aimed at other infectious diseases, including malaria and anthrax.

DPX-RSV

RSV is the second leading cause of respiratory illness in infants, the elderly, and the immunosuppressed. Currently, there is no preventive therapy available for this virus and IMV tested in a phase 1 clinical study a DPX-based formulation in healthy older adults. IMV has in-licensed the RSV antigen exclusively from VIB VZW, a non-profit life sciences research institute funded by the Flemish government, to expand its pipeline of DPX-based candidates. The novel RSV antigen evaluated in the DPX platform is based on the short hydrophobic protein present at low levels on the surface of the RSV virion. But, more importantly, it is also present on the surface of RSV-infected cells. This DPX-based candidate has a unique mechanism of action in which the resultant antibodies bind to and destroy infected cells.

Phase 1 clinical trial in RSV

A phase 1 clinical study has been conducted in Canada in healthy adults. The DPX-RSV candidate is being developed to protect the elderly population from infection. The phase 1 study, which was the first clinical trial of a DPX-based formulation in an infectious disease indication, evaluated the safety and immune response profile of the DPX-RSV candidate in 40 healthy older adult volunteers (age 50-64 years) and two dose cohorts, with 20 subjects in each cohort.

In October 2016 and April 2017, the Corporation announced positive topline results from this trial. The report outlined that more than nine months after the last vaccination, 15 of 16 participants (93%) who received DPX-RSV demonstrated antigen-specific immune responses. The candidate also continued to have a positive safety profile and was well tolerated with no SAEs among all study participants. Within the 25µg dose patient cohort, which was the only dose tested out to one year, 100 percent of older adults (7/7 immune responders) vaccinated with DPX-RSV maintained the antigen-specific immune responses one year after receiving the booster dose. After one year, the antibody levels measured were still at peak with no sign of decrease.

Conventional RSV preventive therapies target either the F or G proteins of the virus and provide protection by neutralizing the RSV virus. Clinical measures of efficacy focus on the amount of neutralizing antibodies in the bloodstream. DPX-RSV works differently; it targets the SH viral ectodomain of the RSV virus and, instead of neutralizing the virus, it enables the immune system to recognize and destroy infected cells. Because there are no neutralizing antibodies resulting from the DPX-RSV MOA, a different clinical assessment is required to determine the candidate’s protective effect. IMV has exclusive worldwide licenses on applications that target the SH ectodomain antigen in RSV. The Corporation does not plan to continue the development of this product without a partner.

Leidos Collaboration

In 2016, IMV was awarded a subcontract by Leidos, a health, national security, and infrastructure solutions company, to evaluate IMV’s DPX platform for the development of peptide-based malaria targets. The subcontract is funded through Leidos’ prime contract from the U.S. Agency for International Development (“USAID”) to provide DPX-based candidate evaluations in the preclinical, clinical, and field stages of malaria preventative therapy development. Leidos and IMV are working together to identify adjuvant and antigen combinations that can be used to protect against malaria and, with the DPX delivery system, formulate promising targeted therapy candidates for potential clinical testing.

In November 2017, an expansion of this collaboration was announced. Following the achievement of several preclinical milestones in the collaboration with USAID, Leidos and USAID selected the DPX-based platform as one of the preferred formulations for further development under a new contract extension. Additional research is ongoing under this new subcontract, with collaborators focusing on identifying the most promising target-formulation combinations. Results are expected in the first half of 2021 and an update will be provided at that time.

Zoetis Collaboration

On August 31, 2017, the Corporation announced the achievement of several milestones in its ongoing collaboration with global animal health company Zoetis to develop targeted T cell therapy for cattle. In recent controlled studies, the IMV formulations met efficacy and duration of immunity endpoints against two disease targets. These results will enable Zoetis to advance two DPX-formulation candidates into late-stage testing. Research relating to this collaboration is still ongoing.

MARKET OVERVIEW

Cancer Immunotherapies

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2019 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 27.5 million and the number of cancer deaths to 16.3 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimates given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries. According to the 2019 Cancer Facts & Figures, cancer usually develops in older people; 80% of all cancers in the United States are diagnosed in people 55 years of age or older. The “oldest old”, adults ages 85 and older are the fastest-growing population group in the US and women outnumber men in this age group because of a longer life expectancy.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources note a high unmet medical need in cancer therapy, noting the median survival rate remains poor. Cancer immunotherapies may provide new and effective treatments. According to a Market & Markets report released in September 2016, the global immunotherapy drug market is projected to reach USD$119.39 billion by 2021 from USD$61.97 billion in 2016, growing at a compound annual growth rate (“CAGR”) of 14 % during the forecast period of 2016 to 2021. The major players operating in the immunotherapy drug market include F. Hoffmann-La Roche AG (Switzerland), GlaxoSmithKline (U.K.), AbbVie, Inc. (U.S.), Amgen, Inc. (U.S.), Merck (U.S.), Bristol-Myers Squibb (U.S.), Novartis International AG (Switzerland), Eli Lilly and Corporation (U.S.), Johnson & Johnson (U.S.), and AstraZeneca plc (U.K.).

Cancer immunotherapy seeks to harness the immune system to assist in the destruction of tumors and to prevent their recurrence. There has been significant interest in the field of cancer immunotherapy stemming from recent clinical success in prolonging patient survival with novel compounds. The ability to apply these appropriately has resulted from a greater understanding of the immune dysfunction that is characteristic of cancer. One area in which there have been breakthroughs has been in the area of checkpoint inhibitors, which are compounds that target key regulatory molecules of the immune system. Yervoy® (anti CTLA 4, or ipilumumab, developed by Bristol Myers Squibb) was the first compound in this class to be approved for use in advanced metastatic melanoma. In cancer, these regulators (CTLA 4, PD 1 and its ligand PD L1) act to inhibit CD8 T cell-mediated anti-tumor immune responses that are crucial for tumor control. Monoclonal antibodies that target PD 1 and PD L1 have shown unusual efficacy in cancer patients, with a significant percentage of patients experiencing durable response to these therapies. Several of these compounds have been approved in multiple indications. Merck’s Keytruda® (pembrolizumab) and Bristol Myers Squibb’s Opdivo® (nivolumab) received FDA approval in 2014 for advanced melanoma patients who have stopped responding to other therapies. These therapies have subsequently been approved for use in other advanced cancers. These drugs have been shown to be helpful in treating several types of cancer but with success only in a limited percentage of patients. It is not yet known exactly why, though researchers have noticed that these drugs seem to work especially well for patients whose cancer cells have a higher number of mutations.

Key opinion leaders in the field have indicated that that the solution lies in combining checkpoint inhibitors with other cancer treatments and that the ideal combination is likely to be a therapy that drives tumor specific immune responses. These include novel T cell-based therapies. These targeted therapies fit well with checkpoint inhibition therapy because they simultaneously activate strong tumor-specific T cell activation, while also releasing the brakes on immune suppression. The success of such combinations should allow pharmaceutical companies to significantly expand the market of their checkpoint inhibitors.

The Corporation believes that targeted T cell therapies will become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established, as well as emerging, markets around the world. The Corporation’s intellectual property portfolio relating to its platform technology includes 19 patent families, the first of which contains eight patents issued in five jurisdictions (United States, Europe, Canada, Japan, and Australia). The 18 other families collectively contain 44 patents issued in 10 jurisdictions (United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, China, and, separately, Hong Kong) and 78 pending patent applications in 10 jurisdictions. Considering the validations of the European patents, the Corporation’s intellectual property portfolio includes 97 patents. More details on the Corporation’s intellectual property strategy and patents can be found in the AIF filed on SEDAR at www.sedar.com.

The Corporation owns registered trademarks in the United States, Canada, and Europe.

RECENT AND QUARTERLY DEVELOPMENTS

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. IMV continues to monitor the COVID-19 situation, which is rapidly developing. IMV has been designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health. In addition to adhering to directives from public health officials, IMV has implemented a pandemic contingency plan to guide employees, contractors, visitors, facilities, and operations. The Corporation’s plan includes identifying essential business activities to help ensure continuity of business, restricting access to its offices and operation sites and encouraging all employees to work from home to the extent possible, asking business partners to engage by telephone or video conference where possible, eliminating business travel and requiring self-isolation for employees travelling outside of Canada and increasing the frequency and emphasis on cleaning and sanitizing. As the COVID-19 health-crisis further develops, IMV will continue to rely on guidance and recommendations from local health authorities and the Centers for Disease Control and Prevention to update its policies.

The Corporation announced:

  On November 10, 2020, the appointment of Andrew Hall to the newly created role of Chief Business Officer. Mr. Hall joins IMV with more than 20 years of executive experience in biopharmaceuticals and life sciences, most recently as Executive Director, Business Development and Global Alliances at Celgene. Andrew Hall holds a Master of Science from RMIT University and a Bachelor of Medical Science with Honors from Melbourne University. Mr. Hall will oversee all business development and commercial initiatives for IMV’s pipeline.

  On November 9, 2020, that the Corporation’s T cell therapy demonstrates an 86% ORR in combination with Merck’s Keytruda® (pembrolizumab) in patients with PD-L1 positive r/r DLBCL.

  All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced PD (n=9) or a SD (n=2).

  The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

  As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

    Observed 100% Disease control rate (SD, PR or CR); and

    86% (6/7 subjects) Objective Response Rate (3 CR, and 3 PR).

  On October 16, 2020, that it re-entered into an Equity Distribution Agreement with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell, through “at-the-market” offerings on Nasdaq, Common Shares from time-to-time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from this offering for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes.

  On October 8, 2020, updated progress on its COVID-19 vaccine program including:

    Confirmed an additional $5.4 million in government funding from National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) for the clinical development and manufacturing of DPX-COVID-19;

    In consultation with Health Canada, IMV has decided to combine its original phase 1 and 2 studies into a single trial with the potential to accelerate clinical development and the timeline of the overall project. The design of this larger study will incorporate the same two-age strata cohorts (18-55 years old and over 55 years old) as originally designed; and

    IMV has entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19. This collaboration has the potential to bring two additional production sites in India and Europe with capacity to produce several hundred million doses of DPX-COVID-19.

  On August 5, 2020, confirmed $4.75 million of funding from Canadian governmental agencies to advance Phase 1 clinical development of is vaccine candidate, DPX-COVID-19. The Corporation is receiving $4.15 million in advisory services and funding from the NRC IRAP, Atlantic Canada Opportunities Agency (“ACOA”) and Next Generation Manufacturing Canada (“NGen”) to support rapid scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received $600,000 from the NRC IRAP
  Innovation Assistance Program (“IRAP IAP”).

  On July 20, 2020, appointed Michael P. Bailey to its Board of Directors. Mr. Bailey currently serves as President and Chief Executive Officer and a member of the Board of Directors at AVEO Oncology. Mr. Bailey has more than 25 years of experience in the pharmaceutical industry, where he has been instrumental in the commercial planning and launch of several new medicines across multiple oncology indications. He holds an M.B.A. in International Marketing from the Mendoza College of Business at University of Notre Dame and a B.S. in Psychology from St. Lawrence University.

  On July 14, 2020, updated progress on its COVID-19 vaccine program. Since IMV announced the selection of its vaccine candidate on May 21, 2020, the Corporation has made significant progress including:

    Preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;

    The Corporation has completed the cGMP formulation and manufacturing process development for DPX-COVID-19; and

    Multiple batches have been successfully produced at IMV.

  SELECTED FINANCIAL INFORMATION

  The selected statements of loss and comprehensive loss data for the periods presented and the selected statement of financial position data as of the dates presented are derived from the unaudited interim condensed consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report.

  Statement of loss and comprehensive loss data:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands, except share and per share amounts)		(in thousands, except share and per share amounts)
Revenue
Subcontract revenue	$3	$13	$3	$26
Interest revenue	85	151	209	405
Total revenue	88	164	212	431
Operating Expenses
Research and development	6,541	5,652	18,628	13,467
General and administrative	3,699	2,635	9,778	6,778
Government assistance	(1,684)	(606)	(3,649)	(2,093)
Accreted interest	(141)	379	714	1,169
Total operating expenses	8,415	8,060	25,471	19,321
Net loss and comprehensive loss	$(8,327)	$(7,896)	$(25,259)	$(18,890)
Basic and diluted loss per share	$(0.13)	$(0.16)	$(0.44)	$(0.38)
Weighted-average shares outstanding	65,970,269	50,615,488	58,025,986	49,324,232

	As of,
	September 30, 2020	December 31, 2019
Statement of financial position data:	(in thousands of Canadian dollars)
Cash and cash equivalents	$54,700	$14,066
Working capital (1)	55,875	13,199
Total assets	67,975	22,434
Total liabilities	19,171	15,986
Accumulated deficit	(145,378)	(120,119)
Total shareholder's equity (deficit)	48,804	6,448

(1)	Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

  COMPONENTS OF OPERATIONS OVERVIEW

  Revenue

  The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue consists primarily of income earned on cash balances held at a commercial bank. The Corporation also generates immaterial revenue from providing formulation services under research collaboration agreement with Leidos for the development of targeted therapies for malaria and the Zika virus. Revenue is recognized when the formulation services are performed.

  Operating Expenses

  Research and development expenses

  To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical, manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidate, DPX-Survivac, which include:

    Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;

    Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;

    Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

    Expenses incurred for outsourced professional scientific and regulatory development services;

    Laboratory materials and supplies used to support research activities; and

    Facilities and other expenses, which includes depreciation on laboratory equipment.

  The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

  Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

  The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

    The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;

    Patient enrollment, discontinuation rates, per patient trial costs, and number and location of clinical trial sites in clinical trials;

    The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;

    Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;

    Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

    Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

    Significant and changing government regulation; and

    Significant competition and rapidly changing technologies within the biopharmaceutical industry.

  The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

  General and administrative

  General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal fees related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

  The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

  Government Assistance

  Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects, including funding towards development of DPX-COVID-19, and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

  Accreted interest

  Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

  RESULTS OF OPERATIONS

  Comparison of the Three Months Ended September 30, 2020 and 2019

  The following table summarizes the Corporations results of operations for the three months ended September 30, 2020 and 2019 (in thousands of Canadian dollars):

	Three months ended September 30,
	2020	2019	Change ($)
Revenue
Subcontract revenue	$3	$13	$(10)
Interest revenue	85	151	(66)
Total revenue	88	164	(76)
Operating Expenses
Research and development	6,541	5,652	889
General and administrative	3,699	2,635	1,064
Government assistance	(1,684)	(606)	(1,078)
Accreted interest	(141)	379	(520)
Total operating expenses	8,415	8,060	355
Net loss and comprehensive loss	$(8,327)	$(7,896)	$(431)

  Revenue

  Revenue did not significantly fluctuate period over period.

  Research and development expenses

  Research and development expenses increased to $6.5 million for the three months ended September 30, 2020 from $5.7 million for the three months ended September 30, 2019. The increase of $889,000 is mainly attributable to $3 million in pre-clinical expenses for development of DPX-COVID-19 which is partly offset by an increase in project-specific government assistance recorded in the Government Assistance line of the Statement of Loss and Comprehensive Loss, and $300,000 in personnel costs due to an increase in headcount. This increase is partly offset by a decrease of $347,000 in costs related to DeCidE1 Phase 2 study of DPX-Survivac/CPA, in patients with advanced recurrent ovarian cancer, a decrease of $742,000 in DPX-Survivac GMP manufacturing costs, a decrease of $947,000 in pre-clinical development costs related to DPX-SurMAGE, a decrease of $100,000 related to the basket trial, a decrease of $64,000 related to the SPiReL Phase 2 study in DLBCL with Merck, and a decrease of $75,000 in travel due to COVID-19 travel restrictions

  General and administrative expenses

  General and administrative expenses increased to $3.7 million for the three months ended September 30, 2020 from $2.6 million for the three months ended September 30, 2019. The increase of $1.1 million compared with Q3 2019 can be explained by an increase of $1.1 million in Directors and Officers insurance premium. The Corporation renewed its Directors and Officers insurance on June 1st and due to the COVID-19 impact on the market at the time of renewal, experienced an increase in premium of US$3.4 million on an annualized basis. The Q3 2020 increase is also attributable to a $290,000 increase in foreign exchange loss. The increase is partially offset by a decrease of $213,000 in legal and professional fees and a decrease of $170,000 in travel as a result of COVID-19 travel restrictions.

  Government assistance

  The increase in government assistance for the period ended September 30, 2020 compared with September 30, 2019 is mainly attributable to $1.5 million in government grants for development of DPX-COVID-19 recognized during the period partially offset by a $446,000 decrease to the SR&ED investment tax credits due to the current year’s estimate being reduced by COVID-19 project funding applied to eligible costs. The DPX-COVID-19 funding recognized in the period does not include $372,000 of the $1 million ACOA conditionally repayable contribution which represents the fair market value of the loan that has been recorded in long term debt on the statements of financial position or the $415,000 of estimated expenditures that will be eligible to be claimed retroactively under the new IRAP contribution agreement announced on October 8, 2020 after the reporting period.

  Accreted interest and valuation adjustments

  Accreted interest relates entirely to the valuation of low interest-bearing government loans and interest free government loans, which are repayable based on a percentage of future gross revenue. Accreted interest decreased to a recovery of $141,000 for the three months ended September 30, 2020 from $379,000 for the three months ended September 30, 2019 mainly due to a change in the expected timing of future gross revenue.

  Comparison of the Nine Months Ended September 30, 2020 and 2019

  The following table summarizes the Corporations results of operations for the nine months ended September 30, 2020 and 2019 (in thousands of Canadian dollars):

	Nine months ended September 30,
	2020	2019	Change ($)
Revenue
Subcontract revenue	$3	$26	$(23)
Interest revenue	209	405	(196)
Total revenue	212	431	(219)
Operating Expenses
Research and development	18,628	13,467	5,161
General and administrative	9,778	6,778	3,000
Government assistance	(3,649)	(2,093)	(1,556)
Accreted interest	714	1,169	(455)
Total operating expenses	25,471	19,321	6,150
Net loss and comprehensive loss	$(25,259)	$(18,890)	$(6,369)

  Revenue

  Subcontract revenue did not significantly fluctuate period over period. Interest revenue decreased by $196,000 due to decreased interest rates in 2020 compared with 2019.

  Research and development expenses

  Research and development expenses increased to $18.6 million for the nine months ended September 30, 2020 from $13.5 million for the nine months ended September 30, 2019. The increase of $5.1 million is mainly attributable to $1.9 million in clinical costs related to the basket trial as a result of increased sites and enrollment compared with 2019, $878,000 in personnel costs due to an increase in head count and $3.8 million related to pre-clinical expenses for development of DPX-COVID-19, which is partly offset by the increase in government assistance. This increase is partly offset by a decrease of $260,000 in travel due to COVID-19 travel restrictions, a decrease of $647,000 in DPX-SurMAGE pre-clinical development costs and a decrease of $460,000 and $122,000 related to the DeCidE1 Phase 2 study of DPX-Survivac and SPiReL Phase 2 study, respectively.

  General and administrative expenses

  General and administrative expenses increased to $9.8 million for the nine months ended September 30, 2020 from $6.8 million for the nine months ended September 30, 2019. The increase of $3 million compared with the nine months ended September 30, 2019 can be explained by an increase of $1.6 million in Directors and Officers insurance premium, $583,000 in legal and professional fees, $424,000 in foreign exchange loss, $81,000 in personnel costs due to an increase in head count, $60,000 in website maintenance and redesign costs, and a $724,000 increase in non-cash deferred share unit (“DSU”) compensation compared with 2019. These increases are partly offset by a $278,000 decrease in non-cash stock-based compensation and a $237,000 decrease in travel costs. In 2019, DSU compensation was a $333,000 recovery due to outstanding DSUs being revalued each period and a lower share price in 2019, compared with Q4 2018. Effective August 8, 2019, the Corporation elected to settle all future DSU redemptions in shares. As a result, DSUs are now accounted for as equity-settled instruments and will not need to be revalued at each reporting period. The Corporation expects that this will continue to reduce the comparative volatility in the DSU compensation expense from Q3 2020 onward.

  Government assistance

  The increase in government assistance for the period ended September 30, 2020 compared with September 30, 2019 is mainly attributable to $2.3 million in government grants for development of DPX-COVID-19 and related wage subsidies, partly offset by a non-cash $840,000 decrease associated with the revaluation of the low interest-bearing government loan from the Province of Nova Scotia upon receipt of the extension and amended repayment plan in 2019.

  Accreted interest and valuation adjustments

  Accreted interest relates entirely to the valuation of low interest-bearing government loans which are repayable based on a percentage of future gross revenue. Accreted interest decreased to $714,000 for the nine months ended September 30, 2020 from $1.2 million for the nine months ended September 30, 2019 mainly due to a change in the expected timing of future gross revenue.

  CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

  Liquidity and Capital Resources

  The Corporation has incurred losses and negative cash flows from operations since inception. As of September 30, 2020, the Corporation had an accumulated deficit of $145 million and anticipates that it will continue to incur net losses for the foreseeable future.

  At September 30, 2020, the Corporation had approximately $58 million of existing and identified potential sources of cash including:

    cash and equivalents of $54.7 million; and

    amounts receivable and investment tax credits receivable of $3.3 million.

  Management believes that its cash resources of $54.7 million and its additional potential cash resources of $3.3 million will be sufficient to fund operations for more than 12 months based on current forecasts. This estimate does not consider an additional $6.4 million of funding awarded by various governmental organizations for the development of DPX-COVID-19, for which the eligible expenditures have not yet been incurred as at September 30, 2020. In addition, subsequent to September 30th, the Corporation entered into the October 2020 ATM (as further described below) allowing the Corporation to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$50 million (CAD$66.9 million) through Piper Sandler, as agent. As of Novmber 11, 2020, there have been no Common Shares sold under the October 2020 ATM. The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

  The Corporation’s primary use of cash is to fund operating expenses, which consist primarily of funding clinical and preclinical trials, research and development expenditures and related personnel costs, and to a lesser extent general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when the Corporation pays these expenses, as reflected in the change in its outstanding accounts payable and accrued expenses.

  It is common for early-stage biotechnology companies to require additional funding to further develop product-candidates until successful commercialization of at least one product candidate. The Corporation’s product candidates are still in the early stages of clinical and preclinical development and the outcome of these efforts is uncertain. Accordingly, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of its product candidates or whether, or when, it may achieve profitability. Until such time, if ever, as the Corporation can generate substantial product revenue, it expects to finance cash needs through a combination of equity or debt financings and collaboration arrangements. If the Corporation does raise additional capital through public or private equity offerings, the ownership interest of its existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If IMV raises additional capital through debt financing, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Corporation is unable to raise capital when needed, it will need to delay, reduce or terminate planned activities in order to reduce costs. Doing so will likely harm the Corporation’s ability to execute its business plans. The Corporation continuously monitors its liquidity position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development, the potential to license or co-develop each product candidate, and continues to actively pursue alternatives to raise capital, including the sale of its equity securities, debt and non-dilutive funding.

  Cash Flows

  The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of Canadian dollars):

	Nine months Ended September 30,
	2020	2019
Net cash (used in) provided by:
Operating activities	(27,408)	(19,926)
Financing activities	68,296	26,868
Investing activities	(254)	(463)
Net increase in cash and cash equivalents	40,634	6,479

  Cash flows from operating activities

  During the nine months ended September 30, 2020, $27.4 million was used in operating activities. This included the reported net loss of $25.3 million prior to being decreased by $1.7 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt and lease obligations and stock-based compensation. The Corporation had a net decrease of cash of $3.8 million as a result of changes in working capital balances, which was mainly attributable to a $2.7 million increase in prepaid expenses and a $1.4 million decrease in accounts payable, accrued and other liabilities.

  During the nine months ended September 30, 2019, $17.4 million was used in operating activities. This included the reported net loss of $18.9 million prior to being decreased by $1.5 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt and lease obligations, loss on disposal of assets and stock-based compensation. The Corporation had a net decrease of cash of $2.5 million as a result of changes in working capital balances, which was mainly attributable to a $1.7 million decrease in accounts payable and accrued liabilities and an increase of $975,000 in prepaid expenses.

  Cash flows from financing activities

  During the first nine months of 2020, sources of cash from financing activities included: $25.1 million in proceeds raised from the May 7th Private Placement less cash issuance costs of $152,000, $40.8 million in proceeds raised from the March 2020 and June 2020 ATM Distributions less cash issuance costs of $1.8 million, $3.1 million in proceeds from short-term borrowings related to financed Directors and Officers insurance premium, and $2,530,000 through the exercise of stock options and warrants. The Corporation used $1.1 million to repay short-term borrowings related to the finance Directors and Officers insurance premium and used $218,000 to repay long-term debt and lease obligations during the period.

  During the first nine months of 2019, sources of cash from financing activities included: $29.5 million of proceeds raised in the March 2019 Public Offering less cash issuance costs of $2.5 million; and $156,000 through the exercise of stock options and warrants. The Corporation used $245,000 to repay long-term debt and lease obligations during this period.

  Cash flows from investing activities

  During the first nine months of 2020, IMV used $254,000 of cash in investing activities, consisting mainly of purchases of furniture and equipment for ongoing research and operating activities.

  During the first nine months of 2019, IMV used $463,000 of cash in investing activities, consisting mainly of purchases of furniture and equipment for ongoing research and operating activities.

  JUNE 2017 EQUITY OFFERING AND USE OF PROCEEDS

  On June 21, 2017, the Corporation completed a public offering, issuing 2,403,846 Common Shares at a price of $4.16 per share for aggregate proceeds of $10 million. The Corporation intended to use the net proceeds of this offering for the research and development and clinical advancement of its cancer and infectious disease therapy candidates and for working capital and general corporate purposes. The table below provides the amount used to date and any variances in thousands of Canadian dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Phase 2 clinical trial in DLBCL with Merck	2,400	2,386	No variances anticipated

Phase 1 clinical trial for multiple indications	4,200	4,200	None

  MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

  On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of $5.45 per share for aggregate proceeds of $29.5 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of Canadian dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Phase 2 clinical trial for multiple indications	16,000	5,978	No variances anticipated

  MARCH AND JUNE 2020 ATM DISTRIBUTIONS - COMPLETED

  On March 17, 2020, the Corporation entered into a first Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$30 million through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 2,070,883 Common Shares were sold under this agreement for total gross proceeds of $7.6 million. To maintain the remainder of IMV's March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered into a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$24.5 million through Piper Sandler, as agent. An additional 4,770,890 Common Shares were sold in the three months period ended September 30, 2020 for gross proceeds of US$24.5 million, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount of US$24.5 million as of July 20, 2020. As of September 30, 2020, a total of 6,841,773 shares have been sold under the two ATM Distribution agreements for total gross proceeds of $40.8 million.

  OCTOBER 2020 ATM DISTRIBUTION

  On October 16, 2020, the Corporation entered into a new Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from this offering for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes. As of November 11, 2020, there have been no Common Shares sold under the October 2020 ATM.

  SUMMARY OF QUARTERLY RESULTS

  The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	Q3-	Q2-	Q1-	Q4-	Q3-	Q2-	Q1-	Q4-
	2020	2020	2020	2019	2019	2019	2019	2018
Total Revenue	88	55	68	136	164	186	82	133
Total Expenses	8,415	7,323	9,732	8,611	8,060	5,237	6,025	7,818
Loss	(8,327)	(7,268)	(9,664)	(8,475)	(7,896)	(5,051)	(5,943)	(7,685)
Basic and Diluted Loss per Share	(0.13)	(0.13)	(0.19)	(0.17)	(0.16)	(0.10)	(0.13)	(0.17)

(1)	Unless otherwise noted, financial information in thousands of Canadian dollars and prepared in accordance with IFRS.

  Revenues from quarter-to-quarter may vary significantly. Revenues are non-recurring by nature and are generated by license agreements as well as contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

  OUTLOOK FOR THE REMAINDER OF 2020 AND BEGINNING OF 2021

  The exact timing could differ from expectations but are currently management’s best estimate.

  RELATED PARTY TRANSACTIONS

  For the period ending September 30, 2020, there were no related party transactions (2019 - $nil).

  CONTRACTUAL OBLIGATIONS

  There is no material change in the contractual obligations of the Corporation since the beginning of the 2020 fiscal year. Details on the contractual obligations of the Corporation can be found in the in the annual audited consolidated financial statements and related notes for the year ended December 31, 2019.

  OFF-BALANCE SHEET ARRANGEMENTS

  The Corporation was not party to any off-balance sheet arrangements as of September 30, 2020.

  OUTSTANDING SECURITIES

  As at November 11, 2020, the number of issued and outstanding Common Shares was 67,093,547 and a total of 4,490,791 stock options, warrants and deferred share units were outstanding.

  RISKS AND UNCERTAINTIES

  The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Corporation’s AIF and the registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

  There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent AIF filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

  DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

  Disclosure Controls and Procedures

  The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

  The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

  The CEO and CFO have evaluated whether there were changes to the DCP during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

  In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

  Internal Control over Financial Reporting

  The Corporation’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

  The CEO and CFO have evaluated whether there were changes to ICFR during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the quarter ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

  The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

  BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of previous financial year except for business development and investor relations expenses are now presented in general and administrative expenses on the consolidated statements of loss and comprehensive loss. Certain comparative figures have been reclassified to conform the presentation adopted in the current year for general and administrative expenses.

  The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2019 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

  Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

  The Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the annual audited consolidated financial statements for the year ended December 31, 2019 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

  FINANCIAL INSTRUMENTS

  Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

  A description of the financial instruments, their fair value and risk management is included in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

(Signed) Frédéric Ors	(Signed) Pierre Labbé
Frédéric Ors	Pierre Labbé
Chief Executive Officer	Chief Financial Officer

  November 11, 2020